FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                              SECURITIES ACT FILE NO. 333-114886

A production guidance table, which includes the expected oil and gas production of Kerr-McGee Corporation and Westport Resources Corporation, was filed by Kerr-McGee Corporation under cover of Form 8-K today and is incorporated by reference into this filing.



                          IMPORTANT LEGAL INFORMATION

THE TABLE IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

     Kerr-McGee Corporation has filed a Registration Statement on Form S-4/A with the U.S. Securities and Exchange Commission (SEC) containing a definitive joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport with the SEC at the SEC's website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn:
Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

     Kerr-McGee, Westport and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport. Information regarding Kerr-McGee's and Westport's respective directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4/A filed with the SEC on May 18, 2004.